This pricing supplement, which is not complete and may be changed, relates to an effective Registration Statement under the Securities Act of 1933.  This pricing supplement and the accompanying product supplement, prospectus supplement and prospectus are not an offer to sell these notes in any country or jurisdiction where such an offer would not be permitted.

SUBJECT TO COMPLETION, DATED February 3, 2026

Preliminary Pricing Supplement - Subject to Completion                                                                                                                                                                                                                Filed Pursuant to Rule 424(b)(2)

(To Prospectus dated December 8, 2025,                                                                                                                                                                      Series A Registration Statement Nos. 333-290665 and 333-290665-01

Prospectus Supplement dated December 8, 2025 and

Product Supplement EQUITY-1 dated December 8, 2025)

Dated February , 2026

BofA Finance LLC $---- Trigger Autocallable GEARS

Linked to the State Street SPDR® S&P® Oil & Gas Exploration & Production ETF Due February 15, 2029 Fully and Unconditionally Guaranteed by Bank of America Corporation
Investment Description

The Trigger Autocallable GEARS (the “Notes”) linked to the State Street SPDR® S&P® Oil & Gas Exploration & Production ETF (the “Underlying”) due February 15, 2029 are senior unsecured obligations issued by BofA Finance LLC (“BofA Finance”), a consolidated finance subsidiary of Bank of America Corporation (“BAC” or the “Guarantor”), which are fully and unconditionally guaranteed by the Guarantor. If on the Observation Date the Current Underlying Price is greater than or equal to the Autocall Barrier, which is a price of the Underlying equal to a percentage of the Initial Value, as indicated below, then we will automatically call the Notes and pay you a Call Price equal to the Stated Principal Amount plus a Call Return based on the Call Return Rate, and no further amounts will be owed to you. If the Notes are not automatically called on the Observation Date, and the Underlying Return is positive, BofA Finance will repay the Stated Principal Amount of the Notes at maturity plus a return equal to the Underlying Return multiplied by the Upside Gearing of between [1.30 and 1.50] (to be set on the Trade Date). If the Notes are not automatically called on the Observation Date, and both (i) the Underlying Return is zero or negative and (ii) the Final Value is greater than or equal to the Downside Threshold of 75% of the Initial Value, BofA Finance will repay the Stated Principal Amount of the Notes at maturity. However, if the Notes are not automatically called on the Observation Date, and both (i) the Underlying Return is negative and (ii) the Final Value is less than the Downside Threshold, you will receive less than the Stated Principal Amount at maturity, resulting in a loss that is equal to the percentage decline in the price of the Underlying, up to 100% of your initial investment.

Investing in the Notes involves significant risks.  You will not receive coupon payments during the approximate 3 year term of the Notes. You may lose all or a substantial portion of your initial investment.  You will not receive dividends or other distributions paid on any shares or units of the Underlying or on the stocks included in the Underlying.  The Contingent Repayment of Principal applies only if you hold the Notes to maturity.  Any payment on the Notes, including any repayment of the Stated Principal Amount, is subject to the creditworthiness of BofA Finance and the Guarantor and is not, either directly or indirectly, an obligation of any third party.

Features						Key Dates[1]

☐Automatic Call Feature— We will automatically call the Notes for a Call Price equal to the Stated Principal Amount plus a Call Return based on the Call Return Rate if the Current Underlying Price is greater than or equal to the Autocall Barrier on the Observation Date (occurring approximately one year after issuance).

☐Enhanced Growth Potential—If the Notes have not been automatically called and the Underlying Return is positive, BofA Finance will repay the Stated Principal Amount of the Notes at maturity plus a return equal to the Underlying Return multiplied by the Upside Gearing. The Upside Gearing feature will provide leveraged exposure to the positive performance of the Underlying.

☐Downside Exposure with Contingent Repayment of Principal at Maturity— If the Notes have not been automatically called and both (i) the Underlying Return is zero or negative and (ii) the Final Value of the Underlying is greater than or equal to the Downside Threshold, you will receive the Stated Principal Amount of the Notes at maturity. However, if the Underlying Return is negative and the Final Value of the Underlying is less than the Downside Threshold, you will receive less than the Stated Principal Amount at maturity, resulting in a loss that is equal to the percentage decline in the price of the Underlying, up to a 100% loss of your investment.

Any payment on the Notes is subject to the creditworthiness of BofA Finance and the Guarantor.

						Trade Date[2] Issue Date[2] Observation Date[3] Call Settlement Date Valuation Date[3] Maturity Date	February 13, 2026 February 18, 2026 February 23, 2027 February 25, 2027 February 13, 2029 February 15, 2029

[1]Subject to change and will be set forth in the final pricing supplement relating to the Notes.

[2]See “Supplement to the Plan of Distribution; Role of BofAS and Conflicts of Interest” in this pricing supplement for additional information.

[3]See page PS-5 for additional details.

NOTICE TO INVESTORS: THE NOTES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. BOFA FINANCE IS NOT NECESSARILY OBLIGATED TO REPAY THE FULL AMOUNT OF THE STATED PRINCIPAL AMOUNT AT MATURITY, AND THE NOTES CAN HAVE DOWNSIDE MARKET RISK SIMILAR TO THE UNDERLYING, WHICH CAN RESULT IN A LOSS OF ALL OR A SUBSTANTIAL PORTION OF YOUR INVESTMENT. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF BOFA FINANCE THAT IS GUARANTEED BY BAC.  YOU SHOULD NOT PURCHASE THE NOTES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE NOTES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER “RISK FACTORS’’ BEGINNING ON PAGE PS-8 OF THIS PRICING SUPPLEMENT, PAGE PS-3 OF THE ACCOMPANYING PRODUCT SUPPLEMENT, PAGE S-7 OF THE ACCOMPANYING PROSPECTUS SUPPLEMENT AND PAGE 7 OF THE ACCOMPANYING PROSPECTUS BEFORE PURCHASING ANY NOTES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR NOTES. YOU MAY LOSE A SIGNIFICANT PORTION OF YOUR INITIAL INVESTMENT IN THE NOTES.  THE NOTES WILL NOT BE LISTED ON ANY SECURITIES EXCHANGE AND MAY HAVE LIMITED OR NO LIQUIDITY.

Notes Offering

We are offering Trigger Autocallable GEARS linked to the State Street SPDR® S&P® Oil & Gas Exploration & Production ETF due February 15, 2029. Any payment on the Notes will be based on the performance of the Underlying. The Upside Gearing, Initial Value, Autocall Barrier and Downside Threshold will be determined on the Trade Date.  The Notes are our senior unsecured obligations, guaranteed by BAC, and are offered for a minimum investment of 100 Notes (each Note corresponding to $10.00 in Stated Principal Amount) at the Public Offering Price described below.

Underlying	Upside Gearing	Call Return Rate	Initial Value	Downside Threshold	Autocall Barrier	CUSIP / ISIN
The State Street SPDR® S&P® Oil & Gas Exploration & Production ETF (Ticker: XOP)	Between [1.30 and 1.50]	19.75%		- , which is 75% of the Initial Value	, which is 100.00% of the Initial Value	09711R234 / US09711R2343

See “Summary” in this pricing supplement. The Notes will have the terms specified in the accompanying product supplement, prospectus supplement and prospectus, as supplemented by this pricing supplement.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these Notes or the guarantee, or passed upon the adequacy or accuracy of this pricing supplement, or the accompanying product supplement, prospectus supplement or prospectus.  Any representation to the contrary is a criminal offense. The Notes and the related guarantee of the Notes by the Guarantor are unsecured and are not savings accounts, deposits, or other obligations of a bank.  The Notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and involve investment risks.

	Public Offering Price	Underwriting Discount(1)	Proceeds (before expenses) to BofA Finance
Per Note	$10.00	$0.25	$9.75
Total	$	$	$

(1) The underwriting discount is $0.25 per Note. BofA Securities, Inc. (“BofAS”), acting as principal, expects to purchase from BofA Finance, and BofA Finance expects to sell to BofAS, the aggregate principal amount of the Notes set forth above for $9.75 per Note. UBS Financial Services Inc. (“UBS”), acting as a selling agent for sales of the Notes, expects to purchase from BofAS, and BofAS expects to sell to UBS, all of the Notes for $9.75 per Note. UBS will receive an underwriting discount of $0.25 per Note for each Note it sells in this offering. UBS proposes to offer the Notes to the public at a price of $10.00 per Note. For additional information on the distribution of the Notes, see “Supplement to the Plan of Distribution; Role of BofAS and Conflicts of Interest” in this pricing supplement.

The initial estimated value of the Notes will be less than the public offering price. The initial estimated value of the Notes as of the Trade Date is expected to be between $9.15 and $9.65 per $10 in Stated Principal Amount. See “Summary” on page PS-4 of this pricing supplement, “Risk Factors” beginning on page PS-7 of this pricing supplement and “Structuring the Notes” on page PS-23 of this pricing supplement for additional information.  The actual value of your Notes at any time will reflect many factors and cannot be predicted with accuracy.

UBS Financial Services Inc.BofA Securities

Additional Information about BofA Finance LLC, Bank of America Corporation and the Notes

You should read carefully this entire pricing supplement and the accompanying product supplement, prospectus supplement and prospectus to understand fully the terms of the Notes, as well as the tax and other considerations important to you in making a decision about whether to invest in the Notes.  In particular, you should review carefully the section in this pricing supplement entitled “Risk Factors,” which highlights a number of risks of an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.  If information in this pricing supplement is inconsistent with the product supplement, prospectus supplement or prospectus, this pricing supplement will supersede those documents. You are urged to consult with your own attorneys and business and tax advisors before making a decision to purchase any of the Notes.

The information in the “Summary” section is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus.  You should rely only on the information contained in this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus.  We have not authorized any other person to provide you with different information.  If anyone provides you with different or inconsistent information, you should not rely on it.  None of us, the Guarantor, BofAS or UBS is making an offer to sell these Notes in any jurisdiction where the offer or sale is not permitted.  You should assume that the information in this pricing supplement and the accompanying product supplement, prospectus supplement, and prospectus is accurate only as of the date on their respective front covers.

Certain terms used but not defined in this pricing supplement have the meanings set forth in the accompanying product supplement, prospectus supplement and prospectus.  Unless otherwise indicated or unless the context requires otherwise, all references in this pricing supplement to “we,” “us,” “our,” or similar references are to BofA Finance, and not to BAC (or any other affiliate of BofA Finance).

The above-referenced accompanying documents may be accessed at the following links:

♦Product supplement EQUITY-1 dated December 8, 2025:

https://www.sec.gov/Archives/edgar/data/70858/000119312525311320/d49145d424b2.htm

♦Series A MTN prospectus supplement dated December 8, 2025 and prospectus dated December 8, 2025:

https://www.sec.gov/Archives/edgar/data/70858/000119312525310920/d51586d424b3.htm

The Notes are our senior debt securities. Any payments on the Notes are fully and unconditionally guaranteed by BAC. The Notes and the related guarantee are not insured by the Federal Deposit Insurance Corporation or secured by collateral. The Notes will rank equally in right of payment with all of our other unsecured and unsubordinated obligations, except obligations that are subject to any priorities or preferences by law. The related guarantee will rank equally in right of payment with all of BAC’s other unsecured and unsubordinated obligations, except obligations that are subject to any priorities or preferences by law, and senior to its subordinated obligations. Any payments due on the Notes, including any repayment of the principal amount, will be subject to the credit risk of BofA Finance, as issuer, and BAC, as guarantor.

Investor Suitability

The Notes may be suitable for you if, among other considerations:

♦You fully understand the risks inherent in an investment in the Notes, including the risk of loss of your entire investment.

♦You do not seek current income from your investment and are willing to forgo dividends or any other distributions paid on the Underlying or the stocks included in the Underlying.

♦You can tolerate a loss of all or a substantial portion of your investment and are willing to make an investment that will have the full downside market risk of an investment in the Underlying.

♦You understand and accept the risks associated with the Underlying.

♦You believe that the Current Underlying Price will be greater than or equal to the Autocall Barrier on the Observation Date or that the Final Value is likely to be above the Initial Value.

♦You understand and accept that your Notes will be automatically called if the Current Underlying Price on the Observation Date (occurring approximately one year after issuance) is greater than the Autocall Barrier and, if called, that your potential return is limited to the Call Return, regardless of the potential appreciation of the Underlying, which could be significant.

♦You are willing to invest in the Notes based on the Downside Threshold and Call Return Rate specified on the cover hereof and if the Upside Gearing was set equal to the bottom of the range indicated on the cover hereof (the actual Upside Gearing will be set on the Trade Date).

♦You can tolerate fluctuations in the value of the Notes prior to maturity that may be similar to or exceed the downside fluctuations in the price of the Underlying.

♦You are willing to invest in Notes that may be subject to an automatic call and are otherwise able to hold the Notes to maturity, and accept that there may be little or no secondary market for the Notes.

♦You are willing to assume the credit risk of BofA Finance and BAC for all payments under the Notes, and understand that if BofA Finance and BAC default on their obligations, you might not receive any amounts due to you, including any repayment of the Stated Principal Amount.

The Notes may not be suitable for you if, among other considerations:

♦You do not fully understand the risks inherent in an investment in the Notes, including the risk of loss of your entire investment.

♦You seek current income from this investment or prefer to receive the dividends and any other distributions paid on the Underlying or the stocks included in the Underlying.

♦You cannot tolerate the loss of all or a substantial portion of your initial investment, or you are not willing to make an investment that will have the full downside market risk of an investment in the Underlying.

♦You require an investment designed to guarantee a full return of the Stated Principal Amount at maturity.

♦You do not understand or are not willing to accept the risks associated with the Underlying.

♦You do not understand or accept that, if the Notes are automatically called, you will not participate in any appreciation in the price of the Underlying and your potential return is limited to the Call Return.

♦You believe the Current Underlying Price will not be greater than or equal to the Autocall Barrier on the Observation Date or that the Final Value is likely to be below the Downside Threshold on the Valuation Date, exposing you to downside performance of the Underlying.

♦You are not willing to invest in the Notes based on the Downside Threshold or Call Return Rate specified on the cover hereof or if the Upside Gearing was set equal to the bottom of the range indicated on the cover hereof (the actual Upside Gearing will be set on the Trade Date).

♦You cannot tolerate fluctuations in the value of the Notes prior to maturity that may be similar to or exceed the downside fluctuations in the price of the Underlying.

♦You are unable or unwilling to invest in Notes that may be  automatically called early, or you are otherwise unable or unwilling to hold the Notes to maturity, or you seek an investment for which there will be an active secondary market.

♦You prefer the lower risk of conventional fixed income investments with comparable maturities and credit ratings.

♦You are not willing to assume the credit risk of BofA Finance and BAC for all payments under the Notes, including any repayment of the Stated Principal Amount.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should review “The Underlying” herein for more information on the Underlying. You should also review carefully the “Risk Factors” section herein for risks related to an investment in the Notes.

Summary
Issuer	BofA Finance
Guarantor	BAC
Public Offering Price	100% of the Stated Principal Amount
Stated Principal Amount	$10.00 per Note
Minimum Investment	$1,000 (100 Notes)
Term	Approximately 3 years, unless earlier automatically called.
Trade Date,	February 13, 2026
Issue Date[1,2]	February 18, 2026
Valuation Date[1]

February 13, 2029, subject to postponement as set forth in “Description of the Notes—Certain Terms of the Notes—Events Relating to Calculation Days” beginning on page PS-22 of the accompanying product supplement.

Maturity Date[1]	February 15, 2029
Underlying	The State Street SPDR® S&P® Oil & Gas Exploration & Production ETF (Ticker: XOP)
Automatic Call Feature

The Notes will be automatically called if the Current Underlying Price is greater than or equal to the Autocall Barrier on the Observation Date.

If the Notes are automatically called, we will pay you on the Call Settlement Date a cash payment per $10.00 Stated Principal Amount equal to the Call Price for the Observation Date.

If the Notes are automatically called, no further payments will be made on the Notes.

Observation Date[1]	February 23, 2027, subject to postponement as set forth in ““Description of the Notes—Certain Terms of the Notes – Events Relating to Observation Dates” in the accompanying product supplement.
Call Settlement Date[1]	February 25, 2027
Call Price	The Call Price will be calculated based on the following formula: $10.00 + Call Return
Call Return/Call Return Rate	The Call Return will be based on the fixed Call Return Rate of 19.75%.
Payment At Maturity (per $10.00 Stated Principal Amount)

If the Notes are not automatically called and the Underlying Return is positive, we will repay the Stated Principal Amount of the Notes at maturity plus a return equal to the Underlying Return multiplied by the Upside Gearing, calculated as follows:

$10.00 × (1 + Underlying Return x Upside Gearing)

If the Notes are not automatically called and both (i) the Underlying Return is zero or negative and (ii) the Final Value is greater than or equal to the Downside Threshold, we will repay the Stated Principal Amount of the Notes at maturity.

If the Notes are not automatically called and both (i) the Underlying Return is negative and (ii) the Final Value is less than the Downside Threshold, we will repay less than the Stated Principal Amount of your

Notes at maturity, resulting in a loss that is equal to the percentage decline in the price of the Underlying, calculated as follows:

$10.00 + ($10.00 × Underlying Return)

Accordingly, you may lose all or a substantial portion of your Stated Principal Amount at maturity, depending on how significantly the Underlying declines.

Underlying Return	Final Value – Initial Value Initial Value
Downside Threshold	75% of the Initial Value, as specified on the cover page of this pricing supplement.
Upside Gearing	Between [1.30 and 1.50]. The actual Upside Gearing will be determined on the Trade Date.
Initial Value	The Closing Market Price of the Underlying on the Trade Date, as specified on the cover page of this pricing supplement.
Price Multiplier

1, subject to adjustment for certain events as described in “Description of the Notes – Anti-Dilution and Discontinuance Adjustments Relating to ETFs” beginning on page PS-24 of the accompanying product supplement.

Current Underlying Price	On the Observation Date, the Closing Market Price of the Underlying, multiplied by its Price Multiplier, as determined by the calculation agent.
Final Value	The Closing Market Price of the Underlying on the Valuation Date, multiplied by its Price Multiplier, as determined by the calculation agent.
Autocall Barrier	100% of the Initial Value, as specified on the cover page of this pricing supplement.
Trading Day	As defined on page PS-17 of the accompanying product supplement.
Calculation Agent	BofAS, an affiliate of BofA Finance.
Selling Agents	BofAS and UBS.
Events of Default and Acceleration

If an Event of Default, as defined in the senior indenture and in the section entitled “Description of Debt Securities of BofA Finance LLC—Events of Default and Rights of Acceleration” on page 51 of the accompanying prospectus, with respect to the Notes occurs and is continuing, the amount payable to a holder of the Notes upon any acceleration permitted under the senior indenture will be equal to the amount described under the caption “—Payment at Maturity” above, calculated as though the date of acceleration were the Maturity Date of the Notes and as though the Valuation Date were the third trading day prior to the date of acceleration. In case of a default in the payment of the Notes, whether at their maturity or upon acceleration, the Notes will not bear a default interest rate.

1. Subject to change and will be set forth in the final pricing supplement relating to the Notes.	2. See “Supplement to the Plan of Distribution; Role of BofAS and Conflicts of Interest” in this pricing supplement for additional information.

Investment Timeline

Trade Date	The Closing Market Price of the Underlying (its Initial Value) is observed, the Upside Gearing is set and the Autocall Barrier and Downside Threshold for the Underlying is determined.

Observation Date (occurring approximately one year after issuance)

The Current Underlying Price will be determined on the Observation Date.

The Notes will be automatically called if the Current Underlying Price is greater than or equal to the Autocall Barrier on the Observation Date.

If the Notes are automatically called on the Observation Date, we will pay you on the Call Settlement Date  the Call Price, equal to the Stated Principal Amount plus the Call Return.

If the Notes are automatically called, no further payments will be made on the Notes.

Maturity Date (if not previously automatically called)

If the Notes have not been automatically called, the Final Value and the Underlying Return will be determined.

If the Notes are not automatically called and the Underlying Return is positive, we will repay the Stated Principal Amount of the Notes at maturity plus a return equal to the Underlying Return multiplied by the Upside Gearing, calculated as follows:

$10.00 × (1 + Underlying Return x Upside Gearing)

If the Notes are not automatically called and both (i) the Underlying Return is zero or negative and (ii) the Final Value is greater than or equal to the Downside Threshold, we will repay the Stated Principal Amount of the Notes at maturity.

If the Notes are not automatically called and both (i) the Underlying Return is negative and (ii) the Final Value is less than the Downside Threshold, we will repay less than the Stated Principal Amount of your Notes at maturity, resulting in a loss that is equal to the percentage decline in the Underlying, calculated as follows:

$10.00 + ($10.00 × Underlying Return)

Accordingly, you may lose all or a substantial portion of your Stated Principal Amount at maturity, depending on how significantly the Underlying declines.

INVESTING IN THE NOTES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE ALL OR A SUBSTANTIAL PORTION OF YOUR INITIAL INVESTMENT. YOU WILL BE EXPOSED TO THE MARKET RISK OF THE UNDERLYING. THE CONTINGENT REPAYMENT OF THE STATED PRINCIPAL AMOUNT APPLIES ONLY IF YOU HOLD THE NOTES TO AUTOMATIC CALL OR MATURITY, AS APPLICABLE. ANY PAYMENT ON THE NOTES IS SUBJECT TO THE CREDITWORTHINESS OF BOFA FINANCE AND THE GUARANTOR.

Risk Factors

Your investment in the Notes entails significant risks, many of which differ from those of a conventional debt security. Your decision to purchase the Notes should be made only after carefully considering the risks of an investment in the Notes, including those discussed below, with your advisors in light of your particular circumstances. The Notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the Notes or financial matters in general. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” sections beginning on page PS-3 of the accompanying product supplement, page S-7 of the accompanying prospectus supplement and page 7 of the accompanying prospectus identified on page PS-2 above.

Structure-related Risks

♦Your investment may result in a loss; there is no guaranteed return of principal. There is no fixed principal repayment amount on the Notes at maturity.  If the Final Value is less than the Downside Threshold, at maturity, you will lose 1% of the Stated Principal Amount for each 1% that the Final Value is less than the Initial Value. In that case, you will lose a significant portion or all of your investment in the Notes.

♦The Notes do not bear interest. Unlike a conventional debt security, no interest payments will be paid over the term of the Notes, regardless of the extent to which the Final Value exceeds the Initial Value.

♦If your Notes are called, the appreciation potential of the Notes will be limited. If your Notes are called, your total return on the Notes will be limited to the Call Return. If your Notes are called you will not receive the potentially higher return represented by the Payment at Maturity. If your notes are called, you will not participate in any potential appreciation of the Underlying. As a result, if your notes are called the return on an investment in the Notes may be significantly less than the return on a hypothetical direct investment in the Underlying or the stocks included in the Underlying. Furthermore, if the Notes are automatically called, you may be unable to invest in other securities with a similar level of risk that could provide a return that is similar to the Notes.  In addition, if the Securities are automatically called, you will not benefit from the Upside Gearing that applies to the Payment at Maturity if the Underlying Return is positive. Because the Upside Gearing does not apply to the payment upon an automatic call, the payment upon an automatic call may be significantly less than the Payment at Maturity for the same level of appreciation in the Underlying.

♦The determination as to whether the Notes will be automatically called and the Payment at Maturity will not reflect the prices of the Underlying other than on the Observation Date or Valuation Date, as applicable. The prices of the Underlying during the term of the Notes other than on the Observation Date or Valuation Date, as applicable, will not affect the determination as to whether the Notes will be automatically called or payments on the Notes. Notwithstanding the foregoing, investors should generally be aware of the performance of the Underlying while holding the Notes, as the performance of the Underlying may influence the market value of the Notes. The calculation agent will determine whether the Notes are automatically called or will calculate the Payment at Maturity, as applicable, by comparing only the Autocall Barrier to the Current Underlying Price on the Observation Date or by comparing only the Initial Value or the Downside Threshold to the Final Value, as applicable. No other prices of the Underlying will be taken into account. As a result, the Notes will not be automatically called if the Current Underlying Price is less than the Autocall Barrier on the Observation Date, even if the price of the Underlying was always above the Autocall Barrier on each other day during the term of the Notes. Similarly, if the Notes are not automatically called and the Final Value is less than the Downside Threshold, you will receive less than the Stated Principal Amount at maturity, even if the price of the Underlying was above the Downside Threshold prior to the Valuation Date.

♦The limited downside protection provided by the Downside Threshold applies only at maturity. You should be willing to hold your Notes to maturity. If you are able to sell your Notes in the secondary market prior to maturity, you may have to sell them at a loss relative to your initial investment even if the price of the Underlying at that time is equal to or greater than the Downside Threshold. Any payment on the Notes is subject to the credit risk of BofA Finance, as issuer, and BAC, as guarantor.

♦The Upside Gearing applies only at maturity. You should be willing to hold your Notes to maturity. If you are able to sell your Notes in the secondary market prior to maturity, the price you receive will likely not reflect the full economic value of the Upside Gearing, and the return you realize may be less than the then-current underlying return multiplied by the Upside Gearing, even if such return is positive. You can receive the full benefit of the Upside Gearing only if you hold your Notes to maturity. Any payment on the Notes is subject to the credit risk of BofA Finance, as issuer, and BAC, as guarantor.

♦Your return on the Notes may be less than the yield on a conventional debt security of comparable maturity.  Any return that you receive on the Notes may be less than the return you would earn if you purchased a conventional debt security with the same Maturity Date.  As a result, your investment in the Notes may not reflect the full opportunity cost to you when you consider factors, such as inflation, that affect the time value of money. In addition, if interest rates increase during the term of the Notes, the Call Return Rate may be less than the yield on a conventional debt security of comparable maturity.

♦Any payment on the Notes is subject to our credit risk and the credit risk of the Guarantor, and actual or perceived changes in our or the Guarantor’s creditworthiness are expected to affect the value of the Notes. The Notes are our senior unsecured debt securities.  Any payment on the Notes will be fully and unconditionally guaranteed by the Guarantor.  The Notes are not guaranteed by any entity other than the Guarantor.  As a result, your receipt of any payment on the Notes will be dependent upon our ability and the ability of the Guarantor to repay our respective obligations under the Notes on the Call Settlement Date or the Maturity Date, regardless of the price of the Underlying as compared to the Downside Threshold, Autocall Barrier or Initial Value, as applicable.  No assurance can be given as to what our financial condition or the financial condition of the Guarantor will be on the Call Settlement Date or the Maturity Date. If we and the Guarantor become unable to meet our respective financial obligations as they become due, you may not receive the amount payable under the terms of the Notes and you could lose all of your initial investment.

In addition, our credit ratings and the credit ratings of the Guarantor are assessments by ratings agencies of our respective abilities to pay our obligations.  Consequently, our or the Guarantor’s perceived creditworthiness and actual or anticipated decreases in our or the Guarantor’s credit ratings or increases in the spread between the yield on our respective securities and the yield on U.S. Treasury securities (the “credit spread”) prior to the Maturity Date of your Notes may adversely affect the market value of the Notes.  However, because your return on the Notes depends upon factors in addition to our ability and the ability of the Guarantor to pay our respective obligations, such as the value of the Underlying, an improvement in our or the Guarantor’s credit ratings will not reduce the other investment risks related to the Notes.

♦We are a finance subsidiary and, as such, have no independent assets, operations or revenues. We are a finance subsidiary of BAC, have no operations other than those related to the issuance, administration and repayment of our debt securities that are guaranteed by the Guarantor, and are dependent upon the Guarantor and/or its other subsidiaries to meet our obligations under the Notes in the ordinary course. Therefore, our ability to make payments on the Notes may be limited.

Valuation- and Market-related Risks

♦The public offering price you pay for the Notes will exceed their initial estimated value. The range of initial estimated values of the Notes that is provided on the cover page of this preliminary pricing supplement, and the initial estimated value as of the Trade Date that will be provided in the final pricing supplement, are each estimates only, determined as of a particular point in time by reference to our and our affiliates' pricing models. These pricing models consider certain assumptions and variables, including our credit spreads and those of the Guarantor, the Guarantor’s internal funding rate, mid-market terms on hedging transactions, expectations on interest rates, dividends and volatility, price-sensitivity analysis, and the expected term of the Notes.  These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and lower than their initial estimated value. This is due to, among other things, changes in the price of the Underlying, changes in the Guarantor’s internal funding rate, and the inclusion in the public offering price of the underwriting discount, if any, and the hedging related charges, all as further described in "Structuring the Notes" below. These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways.

♦The initial estimated value does not represent a minimum or maximum price at which we, BAC, BofAS or any of our other affiliates would be willing to purchase your Notes in any secondary market (if any exists) at any time. The value of your Notes at any time after issuance will vary based on many factors that cannot be predicted with accuracy, including the performance of the Underlying, our and BAC’s creditworthiness and changes in market conditions.

♦The price of the Notes that may be paid by BofAS in any secondary market (if BofAS makes a market, which it is not required to do), as well as the price which may be reflected on customer account statements, will be higher than the then-current estimated value of the Notes for a limited time period after the Trade Date. As agreed by BofAS and UBS, for approximately an eight-month period after the Trade Date, to the extent BofAS offers to buy the Notes in the secondary market, it will do so at a price that will exceed the estimated value of the Notes at that time.  The amount of this excess, which represents a portion of the hedging-related charges expected to be realized by BofAS and UBS over the term of the Notes, will decline to zero on a straight line basis over that eight-month period.  Accordingly, the estimated value of your Notes during this initial eight-month period may be lower than the value shown on your customer account statements.  Thereafter, if BofAS buys or sells your Notes, it will do so at prices that reflect the estimated value determined by reference to its pricing models at that time. Any price at any time after the Trade Date will be based on the then-prevailing market conditions and other considerations, including the performance of the Underlying and the remaining term of the Notes.  However, none of us, the Guarantor, BofAS or any other party is obligated to purchase your Notes at any price or at any time, and we cannot assure you that any party will purchase your Notes at a price that equals or exceeds the initial estimated value of the Notes.

♦We cannot assure you that a trading market for your Notes will ever develop or be maintained.  We will not list the Notes on any securities exchange.  We cannot predict how the Notes will trade in any secondary market or whether that market will be liquid or illiquid.

The development of a trading market for the Notes will depend on the Guarantor’s financial performance and other factors, including changes in the price of the Underlying. The number of potential buyers of your Notes in any secondary market may be limited. We anticipate that BofAS will act as a market-maker for the Notes, but none of us, the Guarantor or BofAS is required to do so. There is no assurance that any party will be willing to purchase your Notes at any price in any secondary market. BofAS may discontinue its market-making activities as to the Notes at any time. To the extent that BofAS engages in any market-making activities, it may bid for or offer the Notes. Any price at which BofAS may bid for, offer, purchase, or sell any Notes may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which the Notes might otherwise trade in the market. In addition, if at any time BofAS were to cease acting as a market-maker as to the Notes, it is likely that there would be significantly less liquidity in the secondary market. In such a case, the price at which the Notes could be sold likely would be lower than if an active market existed.

♦Economic and market factors have affected the terms of the Notes and may affect the market value of the Notes prior to maturity or automatic call, as applicable. Because market-linked notes, including the Notes, can be thought of as having a debt component and a derivative component, factors that influence the values of debt instruments and options and other derivatives will also affect the terms and features of the Notes at issuance and the market price of the Notes prior to maturity or automatic call, as applicable. These factors include the price of the

Underlying and the securities included in the Underlying; the volatility of the Underlying and the securities included in the Underlying; the dividend rate paid on the the Underlying and the securities included in the Underlying, if applicable; the time remaining to the maturity of the Notes; interest rates in the markets; geopolitical conditions and economic, financial, political, force majeure and regulatory or judicial events; whether the price of the Underlying is currently or has been less than the Downside Threshold; the availability of comparable instruments; the creditworthiness of BofA Finance, as issuer, and BAC, as guarantor; and the then current bid-ask spread for the Notes and the factors discussed under “— Trading and hedging activities by us, the Guarantor and any of our other affiliates, including BofAS, and UBS and its affiliates, may create conflicts of interest with you and may affect your return on the Notes and their market value” below. These factors are unpredictable and interrelated and may offset or magnify each other.

♦Greater expected volatility generally indicates an increased risk of loss at maturity. Volatility is a measure of the degree of variation in the price of the Underlying over a period of time. The greater the expected volatility of the Underlying at the time the terms of the Notes are set, the greater the expectation is at that time that the Notes will not be automatically called and that you may lose a significant portion of the Stated Principal Amount at maturity. In addition, the economic terms of the Notes, including the Call Return Rate, the Autocall Barrier and the Downside Threshold, are based, in part, on the expected volatility of the Underlying at the time the terms of the Notes are set, where higher expected volatility will generally be reflected in a higher Call Return Rate than the fixed rate we would pay on conventional debt securities of the same maturity and/or on otherwise comparable securities and/or a lower Autocall Barrier or Downside Threshold as compared to otherwise comparable securities. However, the Underlying's volatility can change significantly over the term of the Notes, and a relatively higher Call Return Rate and/or a lower Autocall Barrier or Downside Threshold may not necessarily indicate that the Notes have a greater likelihood of being automatically called or of a return of principal at maturity. You should be willing to accept the downside market risk of the Underlying and the potential to lose a significant portion of your initial investment.

Conflict-related Risks

♦Trading and hedging activities by us, the Guarantor and any of our other affiliates, including BofAS, and UBS and its affiliates, may create conflicts of interest with you and may affect your return on the Notes and their market value. We, the Guarantor or one or more of our other affiliates, including BofAS, and UBS and its affiliates, may buy or sell shares or units of the Underlying or the securities held by or included in the Underlying, or futures or options contracts on the Underlying or those securities, or other listed or over-the-counter derivative instruments linked to the Underlying or those securities. We, the Guarantor or one or more of our other affiliates, including BofAS, and UBS and its affiliates also may issue or underwrite other financial instruments with returns based upon the Underlying. We expect to enter into arrangements or adjust or close out existing transactions to hedge our obligations under the Notes. We, the Guarantor or our other affiliates, including BofAS, and UBS and its affiliates also may enter into hedging transactions relating to other notes or instruments, some of which may have returns calculated in a manner related to that of the Notes offered hereby. We or UBS may enter into such hedging arrangements with one of our or their affiliates. Our affiliates or their affiliates may enter into additional hedging transactions with other parties relating to the Notes and the Underlying. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, or the hedging activity could also result in a loss. We and our affiliates and UBS and its affiliates will price these hedging transactions with the intent to realize a profit, regardless of whether the value of the Notes increases or decreases. Any profit in connection with such hedging activities will be in addition to any other compensation that we, the Guarantor and our other affiliates, including BofAS, and UBS and its affiliates receive for the sale of the Notes, which creates an additional incentive to sell the Notes to you. While we, the Guarantor or one or more of our other affiliates, including BofAS, and UBS and its affiliates may from time to time own shares or units of the Underlying or securities included in the Underlying, except to the extent that BAC’s or UBS Group AG’s (the parent company of UBS) common stock may be included in the Underlying, as applicable, we, the Guarantor and our other affiliates, including BofAS, and UBS and its affiliates do not control any company included in the Underlying, and have not verified any disclosure made by any other company. We, the Guarantor or one or more of our other affiliates, including BofAS, and UBS and its affiliates may execute such purchases or sales for our own or their own accounts, for business reasons, or in connection with hedging our obligations under the Notes. The transactions described above may present a conflict of interest between your interest in the Notes and the interests we, the Guarantor and our other affiliates, including BofAS, and UBS and its affiliates may have in our or their proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management.

The transactions described above may affect the value of the Underlying in a manner that could be adverse to your investment in the Notes. On or before the Trade Date, any purchases or sales by us, the Guarantor or our other affiliates, including BofAS or others on its behalf, and UBS and its affiliates (including for the purpose of hedging some or all of our anticipated exposure in connection with the Notes) may affect the value of the Underlying. Consequently, the value of the Underlying may change subsequent to the Trade Date, which may adversely affect the market value of the Notes. In addition, these activities may decrease the market value of your Notes prior to maturity, and may affect the amounts to be paid on the Notes. We, the Guarantor or one or more of our other affiliates, including BofAS, and UBS and its affiliates may purchase or otherwise acquire a long or short position in the Notes and may hold or resell the Notes. For example, BofAS may enter into these transactions in connection with any market making activities in which it engages. We cannot assure you that these activities will not adversely affect the value of the Underlying, the market value of your Notes prior to maturity or the amounts payable on the Notes.

♦There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours. We have the right to appoint and remove the calculation agent. One of our affiliates will be the calculation agent for the Notes and, as such, will make a variety of determinations relating to the Notes, including the amounts that will be paid on the Notes. Under some circumstances, these duties could result in a conflict of interest between its status as our affiliate and its responsibilities as calculation agent.

Underlying-related Risks

♦The stocks held by the XOP are concentrated in one sector. The XOP holds securities issued by companies in the oil and gas exploration industry. As a result, some of the stocks that will determine the performance of the Securities are concentrated in one sector. Although an investment in the Notes will not give holders any ownership or other direct interests in the securities held by the XOP, the return on an investment in the Notes will be subject to certain risks associated with a direct equity investment in companies in this sector. Accordingly, by investing in the Notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors.

♦The performance of the Underlying may not correlate with the performance of its underlying index as well as the net asset value per share or unit of the Underlying, especially during periods of market volatility. The performance of the Underlying and that of its underlying index generally will vary due to, for example, transaction costs, management fees, certain corporate actions, and timing variances. Moreover, it is also possible that the performance of the Underlying may not fully replicate or may, in certain circumstances, diverge significantly from the performance of its underlying index. This could be due to, for example, the Underlying not holding all or substantially all of the underlying assets included in its underlying index and/or holding assets that are not included in its underlying index, the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments held by the Underlying, differences in trading hours between the Underlying (or the underlying assets held by the Underlying) and its underlying index, or other circumstances. This variation in performance is called the “tracking error,” and, at times, the tracking error may be significant. In addition, because the shares or units of each Underlying are traded on a securities exchange and are subject to market supply and investor demand, the market price of one share or unit of the Underlying may differ from its net asset value per share or unit; shares or units of the Underlying may trade at, above, or below its net asset value per share or unit. During periods of market volatility, securities held by the Underlying may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share or unit of the Underlying and the liquidity of the Underlying may be adversely affected. Market volatility may also disrupt the ability of market participants to trade shares or units of the Underlying. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares or units of the Underlying. As a result, under these circumstances, the market value of shares or units of the Underlying may vary substantially from the net asset value per share or unit of the Underlying.

♦The anti-dilution adjustments will be limited. The calculation agent may adjust the Price Multiplier of the Underlying and other terms of the Notes to reflect certain actions by the Underlying, as described in the section “Description of the Notes—Anti-Dilution and Discontinuance Adjustments Relating to ETFs” in the accompanying product supplement. The calculation agent will not be required to make an adjustment for every event that may affect the Underlying and will have broad discretion to determine whether and to what extent an adjustment is required.

♦The publisher or the sponsor or investment advisor of the Underlying may adjust the Underlying in a way that affects its price, and the publisher or the sponsor or investment advisor has no obligation to consider your interests. The publisher or the sponsor or investment advisor of the Underlying can add, delete, or substitute the components included in the Underlying or make other methodological changes that could change its price. Any of these actions could adversely affect the value of your Notes.

♦The stocks of companies in the oil and gas sector are subject to swift price fluctuations. The issuers of the stocks held by the XOP develop and produce, among other things, crude oil and natural gas, and provide, among other things, drilling services and other services related to oil and gas production and distribution. Stock prices for these types of companies are affected by supply and demand both for their specific product or service and for oil and gas products in general. The price of oil and gas, exploration and production spending, government regulation, world events and economic conditions will likewise affect the performance of these companies. Correspondingly, the stocks of companies in this sector are subject to swift price fluctuations caused by events relating to international politics, energy conservation, the success of exploration projects and tax and other governmental regulatory policies. Weak demand for the companies’ products or services or for oil and gas products and services in general, as well as negative developments in these other areas, would adversely impact the value of the stocks held by the XOP, the market price of the XOP, and the value of the Notes.

Tax-related Risks

♦The U.S. federal income tax consequences of an investment in the Notes are uncertain, and may be adverse to a holder of the Notes.  No statutory, judicial, or administrative authority directly addresses the characterization of the Notes or securities similar to the Notes for U.S. federal income tax purposes.  As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain.  Under the terms of the Notes, you will have agreed with us to treat the Notes as single financial contracts, as described below under “U.S. Federal Income Tax Summary—General.”  If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the Notes, the timing and character of gain or loss with respect to the Notes may differ. No ruling will be requested from the IRS with respect to the Notes and no assurance can be given that the IRS will agree with the statements made in the section entitled “U.S. Federal Income Tax Summary.” You are urged to consult with your own tax advisor regarding all aspects of the U.S. federal income tax consequences of investing in the Notes.

Hypothetical Examples

Hypothetical terms only. Actual terms may vary. See the cover page for actual offering terms.

The examples below illustrate the hypothetical payment upon an automatic call or Payment at Maturity for a $10.00 Stated Principal Amount Note for a range of hypothetical prices for the Underlying with the following assumptions* (the actual terms of the Notes will be determined on the Trade Date; amounts may have been rounded for ease of reference and do not take into account any tax consequences from investing in the Notes):

♦Stated Principal Amount: $10

♦Term: Approximately 3 years (unless earlier automatically called)

♦Hypothetical Initial Value: 100.00

♦Hypothetical Autocall Barrier: 100.00

♦Hypothetical Upside Gearing: 1.30 (the lower end of the range for the Upside Gearing)

♦Hypothetical Downside Threshold: 75.00

♦Call Return Rate: 19.75%

♦Call Return / Call Price: As set forth on page PS-4 of this pricing supplement.

♦Observation Date: February 23, 2027

*The hypothetical Upside Gearing may not represent the actual Upside Gearing, and the hypothetical Initial Value, Autocall Barrier and Downside Threshold do not represent the actual Initial Value, Autocall Barrier and Downside Threshold, respectively, applicable to the Underlying. The actual Upside Gearing, Initial Value, Autocall Barrier and Downside Threshold will be determined on the Trade Date. Any payment on the Notes is subject to issuer and Guarantor credit risk.

Example 1 — The Current Underlying Price is greater than the Autocall Barrier on the Observation Date; the Notes are called

Current Underlying Price on the Observation Date:	130 (greater than the Autocall Barrier)
Call Price per Note:	$10.00 + Call Return $10.00 + $1.975 =$11.975

The Current Underlying Price on the Observation Date is greater than the Autocall Barrier. The Notes would be automatically called on the Observation Date and we would pay you on the Call Settlement Date a Call Price of $11.975 per Note (for a 19.75% total return on the Notes). Although the Current Underlying Price on the Observation Date appreciated by 30.00% from the Initial Value, because the Notes are subject to an automatic call, the total return on the Notes is limited to the Call Return of 19.75%, and you will not participate in any appreciation in the Underlying from its Initial Value or benefit from the Upside Gearing.

Example 2 — The Notes Have NOT Been Automatically Called and the Final Value of 105.00 is greater than the Initial Value of 100.00, resulting in an Underlying Return of 5.00%.

Since the Underlying Return is positive, we will repay the Stated Principal Amount of the Notes at maturity plus a return equal to the Underlying Return multiplied by the Upside Gearing, calculated as follows:

$10.00 × (1 + Underlying Return x Upside Gearing)

$10.00 × (1 + 5.00% x 1.30) = $10.65

Example 3 — The Notes Have NOT Been Automatically Called and the Final Value of 95.00 is less than the Initial Value of 100.00 (resulting in an Underlying Return of -5.00%) but greater than the Downside Threshold of 75.00.

Since the Underlying Return is negative and the Final Value is greater than or equal to the Downside Threshold, we will repay the Stated Principal Amount of the Notes at maturity.

Example 4 — The Notes Have NOT Been Automatically Called and the Final Value of 50.00 is less than the Initial Value of 100.00 (resulting in an Underlying Return of -50.00%) and less than the Downside Threshold of 75.00.

Since the Underlying Return is negative and the Final Value is less than the Downside Threshold, we will repay less than the Stated Principal Amount of the Notes at maturity, resulting in a loss that is equal to the percentage decline in the price of the Underlying, calculated as follows:

$10.00 + ($10.00 × Underlying Return)

$10.00 + ($10.00 × -50.00%) = $5.00

Hypothetical Payment at Maturity assuming the Notes have NOT been Automatically Called:

Final Value	Underlying Return	Payment at Maturity	Return on the Notes[1]
160.00	60.00%	$17.800	78.00%
150.00	50.00%	$16.500	65.00%
140.00	40.00%	$15.200	52.00%
130.00	30.00%	$13.900	39.00%
120.00	20.00%	$12.600	26.00%
110.00	10.00%	$11.300	13.00%
105.00	5.00%	$10.650	6.50%
102.00	2.00%	$10.260	2.60%
100.00(2)	0.00%	$10.000	0.00%
95.00	-5.00%	$10.000	0.00%
90.00	-10.00%	$10.000	0.00%
80.00	-20.00%	$10.000	0.00%
75.00(3)	-25.00%	$10.000	0.00%
74.99	-25.01%	$7.499	-25.01%
60.00	-40.00%	$6.000	-40.00%
50.00	-50.00%	$5.000	-50.00%
0.00	-100.00%	$0.000	-100.00%
(1) The “Return on the Notes” is calculated based on the Public Offering Price of $10 per Note.

(2) The hypothetical Initial Value of 100 used in the table above has been chosen for illustrative purposes only and does not represent a likely Initial Value for the Underlying.

(3) This is the hypothetical Downside Threshold of the Underlying.

The Underlying

All disclosures contained in this pricing supplement regarding the Underlying, including, without limitation, its make-up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, SSGA Funds Management, Inc. (“SSGA”), the investment advisor of the XOP. We refer to SSGA as the “Investment Advisor.” The Investment Advisor, which licenses the copyright and all other rights to the Underlying, has no obligation to continue to publish, and may discontinue publication of, the Underlying. The consequences of the Investment Advisor discontinuing publication of the Underlying are discussed in “Description of the Notes—Anti-Dilution and Discontinuance Adjustments Relating to ETFs—Discontinuance of or Material Change to an ETF” in the accompanying product supplement.  None of us, the Guarantor, the calculation agent, or either Selling Agent accepts any responsibility for the calculation, maintenance or publication of the Underlying or any successor underlying.

None of us, the Guarantor, the Selling Agents or any of our or their respective affiliates makes any representation to you as to the future performance of the Underlying.

You should make your own investigation into the Underlying.

The State Street SPDR® S&P® Oil & Gas Exploration & Production ETF

The XOP seeks to provide investment results that correspond generally to the total return performance, before fees and expenses, of the S&P® Oil & Gas Exploration & Production Select Industry® Index (the “underlying index”). The underlying index represents the oil and gas exploration and production sub-industry portion of the Standard & Poor’s (“S&P”) Total Market Index (“S&P TMI”), an index that measures the performance of the U.S. equity market. The XOP is composed of companies that are in the oil and gas exploration and production sector. The XOP trades on NYSE Arca under the ticker symbol “XOP.”

The XOP utilizes a “replication” investment approach in attempting to track the performance of its underlying index. The XOP typically invests in substantially all of the securities which comprise the underlying index in approximately the same proportions as the underlying index. The XOP will normally invest at least 80% of its total assets in the common stocks that comprise the underlying index.

The shares of the XOP are registered under the Securities Exchange Act of 1934, as amended. Accordingly, information filed with the SEC relating to the XOP, including its periodic financial reports, may be found on the SEC website.

The S&P® Oil & Gas Exploration & Production Select Industry® Index

This underlying index is a modified equal-weighted index that is designed to measure the performance of the oil and gas exploration and production sub-industry portion of the S&P TMI. The S&P TMI includes all U.S. common equities listed on the New York Stock Exchange (the “NYSE”) (including NYSE Arca), the NYSE American, the Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market and CBOE exchanges. Each of the component stocks in the underlying index is a constituent company within the oil and gas sub-industry portion of the S&P TMI.

To be eligible for inclusion in the underlying index, companies must be in the S&P TMI, and must be included in the relevant Global Industry Classification Standard (GICS) sub-industry. The GICS was developed to establish a global standard for categorizing companies into sectors and industries.

In addition to the above, companies must satisfy one of the two following combined size and liquidity criteria:

♦float-adjusted market capitalization above US$500 million and float-adjusted liquidity ratio above 90%; or

♦float-adjusted market capitalization above US$400 million and float-adjusted liquidity ratio above 150%.

All U.S. companies satisfying these requirements are included in the underlying index. The total number of companies in the underlying index should be at least 35. If there are fewer than 35 stocks, stocks from a supplementary list of highly correlated sub-industries that meet the market capitalization and liquidity thresholds above are included in order of their float-adjusted market capitalization to reach 35 constituents. Minimum market capitalization requirements may be relaxed to ensure there are at least 22 companies in the underlying index as of each rebalancing effective date.

Eligibility factors include:

♦Market Capitalization: Float-adjusted market capitalization should be at least US$400 million for inclusion in the underlying index. Existing index components must have a float-adjusted market capitalization of US$300 million to remain in the underlying index at each rebalancing.

♦Liquidity: The liquidity measurement used is a liquidity ratio, defined as dollar value traded over the previous 12 months divided by the float-adjusted market capitalization as of the underlying index rebalancing reference date. Stocks having a float-adjusted market capitalization above US$500 million must have a liquidity ratio greater than 90% to be eligible for addition to the underlying index. Stocks having a float-adjusted market capitalization between US$400 and US$500 million must have a liquidity ratio greater than 150% to be eligible for addition to the underlying index. Existing index constituents must have a liquidity ratio greater than 50% to remain in the underlying index at the quarterly rebalancing. The length of time to evaluate liquidity is reduced to the available trading period for IPOs or spin-offs that do not have 12 months of trading history.

♦Takeover Restrictions: At the discretion of S&P, constituents with shareholder ownership restrictions defined in company bylaws may be deemed ineligible for inclusion in the underlying index. Ownership restrictions preventing entities from replicating the index weight of a company may be excluded from the eligible universe or removed from the underlying index.

Computation of the Underlying Index

The underlying index is calculated as the underlying index market value divided by the divisor. In an equal-weighted index like the underlying index, the market capitalization of each stock used in the calculation of the index market value is redefined so that each stock has an equal weight in the index on each rebalancing date. The adjusted market capitalization for each stock in the index is calculated as the product of the stock price, the number of shares outstanding, the stock’s float factor and the adjustment factor.

A stock’s float factor refers to the number of shares outstanding that are available to investors. S&P indices exclude shares closely held by control groups from the underlying index calculation because such shares are not available to investors. For each stock, S&P calculates an Investable Weight Factor (IWF) which is the percentage of total shares outstanding that are included in the underlying index calculation.

The adjustment factor for each stock is assigned at each rebalancing date and is calculated by dividing a specific constant set for the purpose of deriving the adjustment factor (often referred to as modified index shares) by the number of stocks in the underlying index multiplied by the float adjusted market value of such stock on such rebalancing date.

Adjustments are also made to ensure that no stock in the underlying index will have a weight that exceeds the value that can be traded in a single day for a theoretical portfolio of $2 billion. Theoretical portfolio values are reviewed annually and any updates are made at the discretion of the underlying index committee, as defined below. The maximum basket liquidity weight for each stock in the underlying index will be calculated using the ratio of its three-month median daily value traded to the theoretical portfolio value of $2 billion. Each stock’s weight in the underlying index is then compared to its maximum basket liquidity weight and is set to the lesser of (1) its maximum basket liquidity weight or (2) its initial equal weight. All excess weight is redistributed across the underlying index to the uncapped stocks. If necessary, a final adjustment is made to ensure that no stock in the underlying index has a weight greater than 4.5%. No further adjustments are made if the latter step would force the weight of those stocks limited to their maximum basket liquidity weight to exceed that weight. If the underlying index contains exactly 22 stocks as of the rebalancing effective date, the underlying index will be equally weighted without basket liquidity constraints.

If a company has more than one share class line in the S&P Total Market Index, such company will be represented once by the designated listing (generally the share class with both (i) the highest one-year trading liquidity as defined by median daily value traded and (ii) the largest float-adjusted market capitalization). S&P reviews designated listings on an annual basis and any changes are implemented after the close of the third Friday in September. The last trading day in July is used as the reference date for the liquidity and market capitalization data in such determination. Once a listed share class line is added to the underlying index, it may be retained in the underlying index even though it may appear to violate certain constituent addition criteria. For companies that issue a second publicly traded share class to underlying index share class holders, the newly issued share class line will be considered for inclusion if the event is mandatory and the market capitalization of the distributed class is not considered to be de minimis.

The underlying index is calculated by using the divisor methodology used in all S&P equity indices. The initial divisor was set to have a base value of 1,000 on June 20, 2003. The underlying index level is the underlying index market value divided by the Underlying index divisor. In order to maintain underlying index series continuity, it is also necessary to adjust the divisor at each rebalancing. Therefore, the divisor (after rebalancing) equals the underlying index market value (after rebalancing) divided by the underlying index value before rebalancing. The divisor keeps the underlying index comparable over time and is one manipulation point for adjustments to the underlying index, which we refer to as maintenance of the underlying index.

Historical Performance of the XOP

The following graph sets forth the daily historical performance of the XOP in the period from January 2, 2021 through January 30, 2026. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. The horizontal line in the graph represents the XOP’s hypothetical Downside Threshold of $105.18 (rounded to two decimal places), which is 75.00% of the XOP’s hypothetical Initial Value of $140.24, which was its Closing Market Price on January 30, 2026. The actual Initial Value and Downside Threshold will be determined on the Trade Date.

This historical data on the XOP is not necessarily indicative of the future performance of the XOP or what the value of the Notes may be. Any historical upward or downward trend in the price of the XOP during any period set forth above is not an indication that the price of the XOP is more or less likely to increase or decrease at any time over the term of the Notes.

Before investing in the Notes, you should consult publicly available sources for the prices and trading pattern of the XOP.

Supplement to the Plan of Distribution; Role of BofAS and Conflicts of Interest

BofAS, an affiliate of BofA Finance and the lead selling agent for the sale of the Notes, will receive an underwriting discount of $0.25 for any Note sold in this offering.  UBS, as selling agent for sales of the Notes, expects to purchase from BofAS, and BofAS expects to sell to UBS, all of the Notes sold in this offering for $9.75 per Note.  UBS proposes to offer the Notes to the public at a price of $10.00 per Note.  UBS will receive an underwriting discount of $0.25 for each Note it sells to the public.  The underwriting discount will be received by UBS and its financial advisors collectively.  If all of the Notes are not sold at the initial offering price, BofAS may change the public offering price and other selling terms.

BofAS, a broker-dealer affiliate of ours, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as lead selling agent in the distribution of the Notes.  Accordingly, the offering of the Notes will conform to the requirements of FINRA Rule 5121.  BofAS may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

We will deliver the Notes against payment therefor in New York, New York on a date that is greater than one business day following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than one business day prior to the Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

BofAS and any of our other broker-dealer affiliates may use this pricing supplement, and the accompanying product supplement, prospectus supplement and prospectus, for offers and sales in secondary market transactions and market-making transactions in the Notes.  However, they are not obligated to engage in such secondary market transactions and/or market-making transactions.  These broker-dealer affiliates may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market conditions at the time of the sale.

As agreed by BofAS and UBS, for approximately an eight-month period after the Trade Date, to the extent BofAS offers to buy the Notes in the secondary market, it will do so at a price that will exceed the estimated value of the Notes at that time. The amount of this excess will decline on a straight line basis over that period. Thereafter, if BofAS buys or sells your Notes, it will do so at prices that reflect the estimated value determined by reference to its pricing models at that time. Any price at any time after the Trade Date will be based on then-prevailing market conditions and other considerations, including the performance of the Underlying and the remaining term of the Notes. However, none of us, the Guarantor, BofAS, UBS or any other party is obligated to purchase your Notes at any price or at any time, and we cannot assure you that any party will purchase your Notes at a price that equals or exceeds the initial estimated value of the Notes.

Any price that BofAS may pay to repurchase the Notes will depend upon then prevailing market conditions, the creditworthiness of us and the Guarantor, and transaction costs.  At certain times, this price may be higher than or lower than the initial estimated value of the Notes.

Sales Outside of the United States

The Notes have not been approved for public sale in any jurisdiction outside of the United States.  There has been no registration or filing as to the Notes with any regulatory, securities, banking, or local authority outside of the United States and no action has been taken by BofA Finance, BAC, BofAS or any other affiliate of BAC, or by UBS or any of its affiliates, to offer the Notes in any jurisdiction other than the United States.  As such, these Notes are made available to investors outside of the United States only in jurisdictions where it is lawful to make such offer or sale and only under circumstances that will result in compliance with applicable laws and regulations, including private placement requirements.

Further, no offer or sale of the securities is permitted with regards to the following jurisdictions:

●Australia

●Barbados

●Belgium

●Crimea

●Cuba

●Curacao Sint Maarten

●Gibraltar

●Indonesia

●Iran

●Italy

●Kazakhstan

●Malaysia

●New Zealand

●North Korea

●Norway

●Russia

●Syria

●Venezuela

You are urged to carefully review the selling restrictions that may be applicable to your jurisdiction beginning on page S-70 of the accompanying prospectus supplement.

European Economic Area and United Kingdom

None of this pricing supplement, the accompanying product supplement, the accompanying prospectus or the accompanying prospectus supplement is a prospectus for the purposes of the Prospectus Regulation (as defined below). This pricing supplement, the accompanying product supplement, the accompanying prospectus and the accompanying prospectus supplement have been prepared on the basis that any offer of Notes in any Member State of the European Economic Area (the “EEA”) or in the United Kingdom (each, a “Relevant State”) will only be made to a legal entity which is a qualified investor under the Prospectus Regulation (“Qualified Investors”). Accordingly any person making or intending to make an offer in that Relevant State of Notes which are the subject of the offering contemplated in this pricing supplement, the accompanying product supplement, the accompanying prospectus and the accompanying prospectus supplement may only do so with respect to Qualified Investors. Neither BofA Finance nor BAC has authorized, nor does it authorize, the making of any offer of Notes other than to Qualified Investors. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

PROHIBITION OF SALES TO EEA RETAIL INVESTORS – The securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes: (a) a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (the Insurance Distribution Directive), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation; and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the securities or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

PROHIBITION OF SALES TO UNITED KINGDOM RETAIL INVESTORS – The securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom. For these purposes: (a) a retail investor means a person who is neither: (i) a professional client as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law in the United Kingdom; nor (ii) a qualified investor as defined in paragraph 15 of Schedule 1 to the Public Offers and Admissions to Trading Regulations 2024 (as may be amended from time to time); and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the securities or otherwise making them available to retail investors in the United Kingdom has been prepared and therefore offering or selling the securities or otherwise making them available to any retail investor in the United Kingdom may be unlawful under the PRIIPs Regulation.

United Kingdom

The communication of this pricing supplement, the accompanying product supplement, the accompanying prospectus supplement, the accompanying prospectus and any other document or materials relating to the issue of the Notes offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom who have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), or who fall within Article 49(2)(a) to (d) of the Financial Promotion Order, or who are any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, the Notes offered hereby are only available to, and any investment or investment activity to which this pricing supplement, the accompanying product supplement, the accompanying prospectus supplement and the accompanying prospectus relates will be engaged in only with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this pricing supplement, the accompanying product supplement, the accompanying prospectus supplement or the accompanying prospectus or any of their contents.

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of the Notes may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to the issuer or the Guarantor.

All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the Notes in, from or otherwise involving the United Kingdom.

Structuring the Notes

The Notes are our debt securities, the return on which is linked to the performance of the Underlying.  The related guarantees are BAC’s obligations.  Any payments on the Notes depend on the credit risk of BofA Finance and BAC and on the performance of the Underlying.  The economic terms of the Notes reflect our and BAC’s actual or perceived creditworthiness at the time of pricing and are based on BAC’s internal funding rate, which is the rate it would pay to borrow funds through the issuance of market-linked notes, and the economic terms of certain related hedging arrangements it enters into.  BAC’s internal funding rate is typically lower than the rate it would pay when it issues conventional fixed or floating rate debt securities.  This difference in funding rate, as well as the underwriting discount and the hedging related charges described elsewhere in this pricing supplement, will reduce the economic terms of the Notes to you and the initial estimated value of the Notes.  Due to these factors, the public offering price you pay to purchase the Notes will be greater than the initial estimated value of the Notes as of the Trade Date.  On the cover page of this preliminary pricing supplement, we have provided the initial estimated value range for the Notes. The final pricing supplement will set forth the initial estimated value of the Notes as of the Trade Date.

In order to meet our payment obligations on the Notes, at the time we issue the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of our other affiliates.  The terms of these hedging arrangements are determined based upon terms provided by BofAS and its affiliates, and take into account a number of factors, including our and BAC’s creditworthiness, interest rate movements, the volatility of the Underlying, the tenor of the Notes and the hedging arrangements.  The economic terms of the Notes and their initial estimated value depend in part on the terms of these hedging arrangements.

BofAS has advised us that the hedging arrangements will include hedging related charges, reflecting the costs associated with, and our affiliates’ profit earned from, these hedging arrangements.  Since hedging entails risk and may be influenced by unpredictable market forces, actual profits or losses from these hedging transactions may be more or less than any expected amounts.

For further information, see “Risk Factors” beginning on page PS-7 above and “Supplemental Use of Proceeds” on page PS-15 of the accompanying product supplement.

U.S. Federal Income Tax Summary

The following summary of the material U.S. federal income and estate tax considerations of the acquisition, ownership, and disposition of the Notes supplements, and to the extent inconsistent supersedes, the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus and is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the IRS, and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.

Although the Notes are issued by us, they will be treated as if they were issued by BAC for U.S. federal income tax purposes.  Accordingly throughout this tax discussion, references to “we,” “our” or “us” are generally to BAC unless the context requires otherwise.

This summary is directed solely to U.S. Holders and Non-U.S. Holders (each, as defined in the accompanying prospectus) that, except as otherwise specifically noted, will purchase the Notes upon original issuance and will hold the Notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment, and that are not excluded from the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the Notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

General

Although there is no statutory, judicial, or administrative authority directly addressing the characterization of the Notes, we intend to treat the Notes for all tax purposes as single financial contracts with respect to the Underlying and under the terms of the Notes, we and every investor in the Notes agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the Notes in accordance with such characterization.  In the opinion of our counsel, Sidley Austin LLP, it is reasonable to treat the Notes as single financial contracts with respect to the Underlying.  This discussion assumes that the Notes constitute single financial contracts with respect to the Underlying for U.S. federal income tax purposes.  If the Notes did not constitute single financial contracts, the tax consequences described below would be materially different.

This characterization of the Notes is not binding on the IRS or the courts.  No statutory, judicial, or administrative authority directly addresses the characterization of the Notes or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment.  Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment described in this pricing supplement.  Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the Notes, including possible alternative characterizations.

Unless otherwise stated, the following discussion is based on the characterization described above.  The discussion in this section assumes that there is a significant possibility of a significant loss of principal on an investment in the Notes.

We will not attempt to ascertain whether the issuer of the Underlying would be treated as a “passive foreign investment company” (“PFIC”), within the meaning of Section 1297 of the Code, or a United States real property holding corporation, within the meaning of Section 897(c) of the Code.  If the issuer of the Underlying were so treated, certain adverse U.S. federal income tax consequences could possibly apply to a holder of the Notes. You should refer to information filed with the SEC by the issuer of the Underlying and consult your tax advisor regarding the possible consequences to you, if any, if the issuer of the Underlying is or becomes a PFIC or is or becomes a United States real property holding corporation.

U.S. Holders

Upon receipt of a cash payment at maturity or upon a sale, exchange, or redemption of the Notes prior to maturity, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized  and the U.S. Holder’s tax basis in the Notes.  A U.S. Holder’s tax basis in the Notes will equal the amount paid by that holder to acquire them. Subject to the discussion below concerning the possible application of the “constructive ownership” rules of Section 1260 of the Code, this capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder held the Notes for more than one year. The deductibility of capital losses is subject to limitations.

Possible Application of Section 1260 of the Code. Since the Underlying is the type of financial asset described under Section 1260 of the Code (including, among others, any equity interest in pass-through entities such as exchange traded funds, regulated investment companies, real estate investment trusts, partnerships, and passive foreign investment companies, each a “Section 1260 Financial Asset”), while the matter is not entirely clear, there may exist a risk that an investment in the Notes will be treated, in whole or in part, as a “constructive ownership transaction” to which Section 1260 of the Code applies. If Section 1260 of the Code applies, all or a portion of any long-term capital gain recognized by a U.S. Holder in respect of the Notes will be recharacterized as ordinary income (the “Excess Gain”). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. Holder in taxable years prior to the taxable year of the sale, exchange, redemption, or settlement (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange, redemption, or settlement).

If an investment in the Notes is treated as a constructive ownership transaction, it is not clear to what extent any long-term capital gain of a U.S. Holder in respect of the Notes will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of the Notes will equal the excess of (i) any long-term capital gain recognized by the U.S. Holder in respect of the Notes and attributable to Section 1260 Financial Assets, over (ii) the “net underlying long-term capital gain” (as defined in Section 1260 of the Code) such U.S. Holder would have had if such U.S. Holder had acquired an amount of the corresponding Section 1260 Financial Assets at fair market value on the original issue date for an amount equal to the portion of the issue price of the Notes attributable to the corresponding Section 1260 Financial Assets and sold such amount of Section 1260 Financial Assets at maturity or upon sale, exchange or redemption of the Notes at fair market value. Unless otherwise established by clear and convincing evidence, the net underlying long-term capital gain is treated as zero and therefore it is possible that all long-term capital gain recognized by a U.S. Holder in respect of the Notes will be recharacterized as ordinary income if Section 1260 of the Code applies to an investment in the Notes. U.S. Holders should consult their tax advisors regarding the potential application of Section 1260 of the Code to an investment in the Notes.

As described below, the IRS, as indicated in Notice 2008-2 (the “Notice”), is considering whether Section 1260 of the Code generally applies or should apply to the Notes, including in situations where the Underlying is not the type of financial asset described under Section 1260 of the Code.

Alternative Tax Treatments. Due to the absence of authorities that directly address the proper tax treatment of the Notes, prospective investors are urged to consult their tax advisors regarding all possible alternative tax treatments of an investment in the Notes.  In particular, the IRS could seek to subject the Notes to the Treasury regulations governing contingent payment debt instruments.  If the IRS were successful in that regard, the timing and character of income on the Notes would be affected significantly. Among other things, a U.S. Holder would be required to accrue original issue discount every year at a “comparable yield” determined at the time of issuance.  In addition, any gain realized by a U.S. Holder at maturity or upon a sale, exchange, or redemption of the Notes generally would be treated as ordinary income, and any loss realized at maturity or upon a sale, exchange, or redemption of the Notes generally would be treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount, and as capital loss thereafter.

The Notice sought comments from the public on the taxation of financial instruments currently taxed as “prepaid forward contracts.”  This Notice addresses instruments such as the Notes.  According to the Notice, the IRS and Treasury are considering whether a holder of an instrument such as the Notes should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity.  It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any.  Any such future guidance may affect the amount, timing and character of income, gain, or loss in respect of the Notes, possibly with retroactive effect.

The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Code, concerning certain “constructive ownership transactions,” generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset.

In addition, proposed Treasury regulations require the accrual of income on a current basis for contingent payments made under certain notional principal contracts. The preamble to the regulations states that the “wait and see” method of accounting does not properly reflect the economic accrual of income on those contracts, and requires current accrual of income for some contracts already in existence. While the proposed regulations do not apply to prepaid forward contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS or Treasury publishes future guidance requiring current economic accrual for contingent payments on prepaid forward contracts, it is possible that you could be required to accrue income over the term of the Notes.

Because of the absence of authority regarding the appropriate tax characterization of the Notes, it is also possible that the IRS could seek to characterize the Notes in a manner that results in tax consequences that are different from those described above. For example, the IRS could possibly assert that any gain or loss that a holder may recognize at maturity or upon the sale, exchange, or redemption of the Notes should be treated as ordinary gain or loss.

Non-U.S. Holders

Except as discussed below, a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax for amounts paid in respect of the Notes provided that the Non-U.S. Holder complies with applicable certification requirements and that the payment is not effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business.  Notwithstanding the foregoing, gain from the sale, exchange or redemption of the Notes or their settlement at maturity may be subject to U.S. federal income tax if that Non-U.S. Holder is a non-resident alien individual and is present in the U.S. for 183 days or more during the taxable year of the sale, exchange, redemption or settlement and certain other conditions are satisfied.

If a Non-U.S. Holder of the Notes is engaged in the conduct of a trade or business within the U.S. and if any gain realized on the settlement at maturity, or upon sale, exchange or redemption of the Notes, is effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the U.S.), the Non-U.S. Holder, although exempt from U.S. federal withholding tax, generally will be subject to U.S. federal income tax on such gain on a net income basis in the same manner as if it were a U.S. Holder.  Such Non-U.S. Holders should read the material under the heading “—U.S. Holders,” for a description of the U.S. federal income tax consequences of acquiring, owning, and disposing of the Notes.  In addition, if such Non-U.S. Holder is a foreign corporation, it may also be subject to a branch profits tax equal to 30% (or such lower rate provided by any applicable tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the U.S., subject to certain adjustments.

A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a Non-U.S. Holder.  Under Treasury regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, IRS guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2027. Based on our determination that the Notes are not delta-one instruments, Non-U.S. Holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Underlying or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. Holders that enter, or have entered, into other transactions in respect of the Underlying or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

As discussed above, alternative characterizations of the Notes for U.S. federal income tax purposes are possible.  Should an alternative characterization, by reason of change or clarification of the law, by regulation or otherwise, cause payments as to the Notes to become subject to withholding tax, tax will be withheld at the applicable statutory rate. As discussed above, the IRS has indicated in the Notice that it is considering whether income in respect of instruments such as the Notes should be subject to withholding tax.  Prospective Non-U.S. Holders should consult their own tax advisors regarding the tax consequences of such alternative characterizations.

U.S. Federal Estate Tax. Under current law, while the matter is not entirely clear, individual Non-U.S. Holders, and entities whose property is potentially includible in those individuals’ gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, a Note is likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in a Note.

Backup Withholding and Information Reporting

Please see the discussion under “U.S. Federal Income Tax Considerations — General — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the Notes.